çava.

[sah-**vah**]*

*how are you?

Day-to-day health monitoring is the key to shifting from reactive healthcare to **preventive health**.

Çava is on a mission to bring non-invasive solutions to consumers and make personal health monitoring part of everyday life.

An overlooked category holds the key to the future of health.

- There are as many toilets in the U.S. as there are people.

- Our waste contains some of our most critical health data.

- Our first daily bathroom visit is described as medical "Prime Time" (fasted state).

- The average person uses the same toilet at least twice a day.



Introducing

Çava.

The Çava seat is a bidet attachment compatible with every standard toilet. And the first to capture health data.

Çava transforms your daily routine into an experience.

Touch-free open/close
Heated seat
Bidet function
Water temp. control
Deodorizer
Sound masking
Self-cleaning
User recognition

All through the **Çava App**.



And captures your data so you can better understand your health.

Whether it's tracking GI issues, heart conditions, or just improving your athletic performance, Çava helps you set goals, track your progress, and alerts you when patterns change.

V1
Hydration levels
Heart rate / HRV / ECG
Body weight
BMI, Body fat, Muscle Mass
Frequency tracking
Core body temperature (TBC)

V2
Instant urine analysis (Glucose, Uric Acid, Creatinine, Sodium, Bacteria, Blood)
Solid waste visual analysis (GI issues prevention & monitoring)

V3
Hormone levels
Drug efficacy monitoring
Full cardiovascular monitoring (blood pressure, O2, etc.)
Food supplements efficacy measurement.

The time is NOW.





NEWSLETTER

Why America Is Losing The Toilet Race

February 25, 2020 · 6:30 AM ET



Toilets in Japan have integrated bidets. They can have dryers, heated seats and white noise machines for privacy. They self-clean and deodorize the air.

So, how come our toilets in the U.S. are such garbage? (@planetmoney) https://t.co/HsieNlKXZA



NPR
twitter.com

Is It Time for Americans to Embrace the Bidet?

In the United States, people are hoarding toilet paper and clogging sewer systems with wipes of all kinds. A little water could solve their problems.

By Sasha von Oldershausen

April 1, 2020

479

In recent weeks, as the coronavirus has tightened restrictions on public and private life, Americans have been hoarding toilet paper, their shopping carts piled high, as supplies were quickly depleted: the shelves, and sometimes whole aisles, bare.



Forbes

 | Oct 15, 2020, 08:19am EDT

How Data From Wearables Will Revolutionize Healthcare



Enrique Dans Senior Contributor
Leadership Strategy
Teaching and consulting in the innovation field since 1990



GETTY

I believe that the pandemic will change the way we approach healthcare in the future. Firstly, because this is a dynamic sector that is attracting growing investment around the world as a lot of talented entrepreneurs try to find valid value propositions. Secondly, because it makes perfect sense to try to find patterns that could have prevented the spread of the pandemic: if we had a significant portion of the population monitoring their vital signs on a regular basis in the areas where SARS-CoV-2 first began to infect humans, it's very possible that that infection could have

The U.S. bidet market is on the verge of exponential growth.





$8.7B
Annualized US
Market size (rev)

$600
Average bidet price

128MM
US households

113%
Penetration rate
at maturity (Japan)

An industry ripe for disruption.

Dated product design

Old school marketing

Inadequate distribution


Bidet
Wash
Ask me about my butthole.
TOTO WASHLET
UPGRADE YOUR HOME FOR THE HOLIDAYS.
Stop wiping your butt, start washing with TUSHY.
Non Electric Bidet Seat
COSTCO WHOLESALE
Smart Bidet Toilet Seat
SALE
SAVE $150
JOIN THE MOVEMENT!
bioBidet
YOUR BATHROOM. YOUR STYLE. YOUR WAY.
CES TECH WEST
THE BOLD LOOK OF KOHLER.
Lumber
Sanded Plywood
MDF
Siding
Roofing
Masonry
Fencing
Ladders
Lumber
Deck Accessories
Pressure Treated
Treated Lumber
BUILT TO POWER BUSINESS
FUEL DISCOUNTS
Nobody beats our prices.

Wearables are gaining momentum but cater to niche audiences.

Data capture is limited in scope due to form factor limitations.



The Çava seat eliminates data capture constraints and brings a non-invasive mass-market proposition at the crossroads of 3 of the fastest growing trends in America.

Health & wellness tracking

Global revenue in the Wearables segment is projected to reach $19T in 2020 (441M users worldwide).

US revenue projected 2020: $4T.

Smart Home

U.S. market in 2019: $27B.

By 2023, more than half of US household will be "smart".

Personal Hygiene

The U.S. market is the world's largest and fastest growing.

Personal care wet wipes alone represent a $5B market.

We see a pathway to building a multi **$B business** with unlimited digital revenue growth.


(Alpha & Beta)
Çava P1
(Seat + pod)
Çava S1
(Stand alone sensor seat)
Çava P2
(Urine analysis)
In-home Health sensors
2021
2022
2023
2024
2025
Physical subscriptions
Digital subscriptions
Retail
International expansion
Çava App 1.0
(Wellness tracker)
Çava App 2.0
(Health monitoring)

These are forward-looking projections that cannot be guaranteed.

V1 Development Timeline



POC
- Critical sub-systems POCs completed

Alpha Prototype
- Low Qty. < 5

Critical to UX
- Auto Seat Open/Close
- Wand Actuation
- Sensor Integration

Beta Prototype
- Medium Qty. < 50
- Validates All Use Patterns

Final Samples
- Approval to Build

Q4-2019 | Q1-2020 | Q2-2020 | Q3-2020 | Q4-2020 | Q1-2021 | Q2-2021 | Q3-2021 | Q4-2021

Architecture | **Detail Design** | **Pre-Production**

Initial form factor

Testing & Algorithms
- Biosensors Human testing initiated
- Base algorythms defined

Targeted Protos
- Validate Performance of Individual Features & Functions

1st System Protos
- Validate Integration
- Confirm Performance

Release to CM
- 3D CAD & 2D Drawings
- Final BoMs & Specs

voltage (mV)
0.125
0.100
0.075
0.050
0.025
0.000
0.025
0.050
-400
-200
0
200
400
Time (ms)

On-seat legs ECG raw signal

These are forward-looking projections that cannot be guaranteed.

5y P&L Projections

Strategic Growth Plan / P&L					
	2021E	2022E	2023E	2024E	2025E
(units x 1000)					
Units	-	28	70	119	189
Product Revenue	$ -	$ 20,630	$ 49,436	$ 101,527	$ 203,438
Subscription Revenue	$ -	$ 1,868	$ 3,768	$ 9,518	$ 22,428
Gross Sales	$ -	$ 22,498	$ 53,204	$ 111,045	$ 225,866
Total COGS	$ 1,000	$ 15,698	$ 35,980	$ 69,494	$ 126,339
Gross Profit	$ (1,000)	$ 6,799	$ 17,223	$ 41,551	$ 99,527
Gross Profit Margin		*30.2%*	*32.4%*	*37.4%*	*44.1%*
Total SG&A	$ 3,477	$ 10,096	$ 22,129	$ 39,384	$ 64,333
EBITDA	$ (4,477)	$ (3,297)	$ (4,906)	$ 2,167	$ 35,194
EBITDA Margin		*-14.7%*	*-9.2%*	*2.0%*	*15.6%*
Est. Valuation					
(@10x EBITDA)					$ 351,940
(@15x EBITDA)					$ 527,909

SAFE cap at $17.5M ⟶ **30x return**

Team Çava



Jean-Baptiste Duprieu
Founder & CEO

Former Sony Electronics, Adobe executive and Case Agency partner.

Master's Technology Management & Innovation from Grenoble Graduate School of Business (Grenoble, France). B.A. in Molecular and Cellular Biology from Paul Sabatier University (Toulouse, France).



Lina Colucci, PhD
Data Science & Medical Research Lead

Co-Founder at Edge Analytics and former Product manager at Nike.

Ph.D. in Medical Engineering and Medical Physics at Harvard-MIT. B.S.E. Mechanical Engineering, Duke University (full merit scholarship).



James Vanderpant
Head of Brand & Product Design

Award-winning industrial designer and inventor of the first modular touch light system.

B.S. in Industrial and Product Design from the University of Brighton, England.



Liam Bossi
Head of Ops & Supply Chain

Former Global Operations Innovation Lead at Nike.

Master of Engineering, Environmental Engineering, Massachusetts Institute of Technology. B.S.E. Chemical Engineering MIT.



Robert Huang
Head of Hardware Engineering

COO North America of one of the world's largest OEM manufacturers of bidets.

B.S. Mechanical Engineering from UC Santa Barbara and a M.S., Engineering Management from CSU, Northridge.



Sidney Primas, PhD
Lead Research Engineer

Led Health Sensor Team at Jawbone, where he productized their bio-impedance wearables.

Ph.D. Computer Science and Electrical Engineering from MIT graduated with a B.S.E from Duke University, with dual major in Biomedical and Electrical Engineering.

Appendix

Bidet Market Segmentation

All-in-one

$2,000 > $15,000



Cost-prohibitive
Professional Installation

Add-on e-bidets

$200 > $1,500



Off-putting design
Confusing UI

Attachments

Non-electrical

$15 > $110



Poor experience

Pricing

Target: **$749** via D2C



Çava seat

$200 $400 $600 $800 $1000 $1200 $1400

SmartBidet SB2000   Brondel SE600   BioBidet BB-1000   Brondell S-1000   TOTO SW3036   Kohler K-8298   TOTO S350   TOTO S550e

AlphaBidet iX   TOTO SW2044   American Std 8012A80   BioBidet BB-2000

Competition map



Product experience
Brand experience
çava.
TOTO
KOHLER
Cluster 1
AXENT
coway
American Standard
bioBidet
ALPHA
brondell
BIDET4ME
feelfresh
CleanSense BIDET
LUXE Bidet
GAPPO
INAX
SmartBidet
SereneLife
izen
Cluster 2
OMIGO
TUSHY
Cluster 3

Çava test ads performance





Test ads performance*

10x above average

Across 67 different target groups

*PODDI Test Ads Campaign (03/07/19 - 05/20/19)

Average Facebook CPC $ Other Benchmarks by Industry in 2019
(Source: WordStream)

Team Bios

Jean-Baptiste Duprieu
Founder & CEO

Jean-Baptiste (JB) is a former Sony Corporation and Ad agency Executive.
As first Sony United Officer, JB led the global integration and monetization of Sony Music's content within Sony's hardware divisions and spearheaded various global technology initiatives including consumer 3D. Member of Sony Corp Global Marketing Council, he also served on the board of executives of Sony Music Latin America. Prior to joining Sony Music, JB held various executive positions within Sony Consumer Electronics, leading extensive teams and award-winning marketing campaigns across Europe. He later joined NYC-based branding agency CASE as Chief Strategist, collaborating with global brands like Herman Miller, AMGEN Pharma, Clinique, Starwood Hotels and early stage startups.

JB holds a B.A. in Molecular and Cellular Biology from Paul Sabatier University (Toulouse, France) and a Master's degree Business Administration, Technology Management & Innovation from Grenoble Graduate School of Business (Grenoble, France).

Liam Bossi
Head of Operations & Supply Chain

Former Global Operations & Innovation Lead at Nike, Liam is a progressive leader with end-to-end operations experience, from product innovation through manufacturing and supply chain. Recognized for growing and leading diverse, multifaceted teams in entrepreneurial environments, he has exceptional foundations in quantitative problem solving and data-driven decision making built through MIT Engineering education and experience as licensed engineer.

Liam holds Master of Engineering, Environmental Engineering from Massachusetts Institute of Technology and a B.S.E. Chemical Engineering from MIT.

Sidney Primas, PhD
Lead Research Engineer

Sidney graduated from MIT within the Medical Electronic Device Realization Center (MEDRC). His research focused on systems that bring lab-based urine tests to the point-of-care.
Prior to MIT, Sidney led the Health Sensor Team at Jawbone, where he productized the bioimpedance sensor currently in the UP3 and UP4 wearable products. Jawbone's bioimpedance sensor - the first of its kind in a commercial product - detects heart rate, respiration and galvanic skin response by measuring impedances of body tissue at the wrist. He led the sensor development from R&D prototypes through clinical trials to full-scale production in China.

Sidney holds a PhD Computer Science and Electrical Engineering from MIT graduated with a BSE from Duke University, where he dual majored in Biomedical and Electrical Engineering. He attended Duke on a full-ride scholarship from the Disney Foundation awarded to one student from the US each year.

Lina Colucci, PhD
Data Science & Medical Research Lead

Lina Colucci received her Ph.D. in Medical Engineering and Medical Physics at the Harvard-MIT Health Sciences and Technology (HST) Program. In her PhD, Lina developed a portable, non-invasive hydration sensor that was published as the cover story of Science Translational Medicine. Previously, Lina worked on developing novel ballet pointe shoes in the effort of bringing the 200-year-old piece of equipment into the 21st century. She collaborated with Nike and, when she was 17, Lina was first-author on a peer-reviewed paper about her ballet shoes that was featured on the cover of Ergonomics in Design.
Lina has been a featured speaker on health innovation at various TEDx and SXSW events. She was born in Sao Paulo, Brazil, moved extensively between Brazil, Canada and the United States, and has done research in India and Sweden. Lina is also a ballerina, an avid classical and jazz clarinetist, and a lover of art in all forms.

LIna holds a B.S.E. Mechanical Engineering, Duke University (full merit scholarship).

Team Bios

Robert Huang
Head of Hardware Engineering

Industry expert, Robert is currently COO N.A. of one of the world's largest OEM
manufacturers of bidets.
Robert has spent the last 8 years developing and bringing bathroom accessories and smart
toilets to market for WDI (OEM for TOTO, American Standard and Kohler's.) Robert has a
deep knowledge of the industry and a track record of leading successful product
development teams. Besides OEM, Robert lead the launch of WDI's first own consumer brand
"Axent" for which he's currently running operations & engineering globally, and product
management for the US market. Robert is passionate about Poddi and sees an unprecedented
opportunity for the bathroom industry and believes in the disruptive power of the product
and the brand that are being built.

Robert holds a B.S. Mechanical Engineering from UC Santa Barbara and a M.S., Engineering
Management from CSU, Northridge.

James Vanderpant
Head of Brand & Product Design

James is an award-winning industrial designer and the inventor of the first modular touch
light system. James has spent most of his career designing user centric objects while acquiring an
in-depth knowledge of the constraints of mass-production during his time at Native Union
in Hong Kong. From lighting systems to consumer electronics accessories, James has a
broad experience developing purposeful and human-centered objects. James' first
invention, Helios Touch, received the Johnson Tiles Design Innovation Award, and what
started as a university research project, became the foundation for a new industy category.
Following its public launch, similar products emerged internationally and brands like
Nanoleaf and LifeX adopted his original design, creating an entirely new vertical in the
lighting sector. James takes special interest in the convergence of technology and the
arts,and in the ways design can be used to promote energy efficiency.

James holds a B.S. in Industrial and Product Design from the University of Brighton,
England.